EXHIBIT 1

FOR IMMEDIATE RELEASE

Press Contact in Asia	Investor Contact in Asia
Camellia So	Connie Lai
Tel: (852) 2555-5021	Tel: (852) 2555-4747
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Press Contact in U.S.	Investor Contact in U.S.
Brendon Ouimette	Cathy Mattison
Tel: (1-480) 664-8309	LHA
e-mail: bouimette@globalsources.com	Tel: (1-415) 433-3777
e-mail: cmattison@lhai.com

Global Sources acquires interest in leading machinery exhibitions in

Southern China

HONG KONG, April 19, 2013 – Global Sources Ltd. (NASDAQ: GSOL) has entered into an agreement to acquire an ownership interest in the Shenzhen International Machinery Manufacturing Industry Exhibition and its related shows (SIMM). Per the terms of the agreement, Global Sources is set to acquire a 70 percent interest in the Shenzhen International Machinery Automation Exhibition and the Shenzhen International Mould Making Technology & Product Exhibition, and a 56 percent interest in the Shenzhen International Cutlery & Tools Exhibition and the Shenzhen International Metal Processing Industry Exhibition, for a consideration ranging from approximately US$11 million to approximately US$16 million, depending upon certain performance-related conditions. The transaction is subject to closing conditions.

SIMM is held annually in Shenzhen, one of the major manufacturing cities in China. Established in 2000, the event has continually grown and developed each year. The 2012 event hosted approximately 4,400 booths, and 70,800 visitors. In 2013, the event took place from March 28 through 31 and included the categories of mold manufacturing technology and products, cutlery and tools, machinery automation, and metal processing, with approximately 4,600 booths and more than 75,000 visitors.

Global Sources’ executive chairman, Merle A. Hinrich, said: “Our ownership interest in SIMM further assists us to establish a strong presence in a fast-growing market in China. The machinery industry is one of the strategic pillars of China’s national economy. It is also the foundation of the manufacturing sector, supplying to a wide scope of industrial production such as automobiles, computers and electronics. As a result, many Chinese manufacturers are increasing their investments in research and development of automation and precision machinery in order to improve their competitive positions. With SIMM’s dominant presence in the machinery industry, combined with Global Sources’ globally established media platform, the partnership enables both parties to take advantage of this exciting opportunity.”

Guangdong region (including Shenzhen) is in the center of one of China’s key manufacturing and R&D areas. According to the Statistics Bureau of Guangdong Province, the gross industrial output value for metal products and machinery was 878 billion yuan in 2011, almost an 18 percent increase from 2010. According to the China Shenzhen Machinery Association, Shenzhen has more than 12,000 machinery industry enterprises, with 850,000 employees, in which more than 15 percent of the employees are engaged in R&D design and engineering technology.

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China.

The core business facilitates trade between Asia and the world using English-language media such as online marketplaces (http://www.globalsources.com), print and digital magazines, sourcing research reports, private sourcing events, trade shows, and online sourcing fairs.

More than 1 million international buyers, including 90 of the world’s top 100 retailers, use these services to obtain product and company information to help them source more profitably from overseas supply markets. These services also provide suppliers with integrated marketing solutions to build corporate image, generate sales leads and win orders from buyers in more than 240 countries and territories.

Global Sources’ other businesses provides Chinese-language media to companies selling to and within Greater China. These services include online web sites, print and digital magazines, seminars and trade shows. In mainland China, Global Sources has a network of more than 30 office locations and a community of more than 4 million registered online users and magazine readers of its Chinese-language media.

Now in its fifth decade, Global Sources has been publicly listed on the NASDAQ since 2000.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company’s actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company’s business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.